

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2017

Gary E. Kramer
Chief Financial Officer
Barrett Business Services, Inc.
8100 N.E. Parkway Drive
Suite 200
Vancouver, WA 98662

> **Re: Barrett Business Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 12017**
> **File No. 000-21886**

Dear Mr. Kramer:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments

December 31, 2016 Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1. Given that under GAAP you report PEO revenues on a net basis, it appears that your tabular presentation of non-GAAP total gross revenues and total gross cost of revenues is not appropriate since it is inconsistent with Question 100.04 of the CD&I on Non-GAAP measures issued on May 17, 2016. In addition, it appears that it is not appropriate to characterize gross amounts as revenue. Please also comply with this comment in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications